Mail Stop 4-5
June 9, 2005

via U.S. mail

Mr. Edward J. Faneuil
Senior Vice President, General Counsel, and Secretary

Global Partners LP
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161

      Re:	Global Partners LP
      	Registration Statement on Form S-1
      Filed May 10, 2005
      File No. 333-124755

Dear Mr. Janusek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. We will need time to review all new disclosure, including any additional proposed artwork or graphics and the intended price range, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel.
You
can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

3. We note the inclusion of a glossary. While this is helpful, key terms such as "subordination period" and "subordinated units," among others, should be defined the first time they are used rather than requiring the reader to go back and forth within the prospectus. Revise your filing accordingly.

4. We remind you that as stated in Securities Act Release No.
5180, a
registrant is "in registration" at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff`s position in your response.

5. Please eliminate all unnecessary redundancy throughout your prospectus. For example, you repeat much of your discussion of competitive strengths, business strategy, and risks in the Summary and
Risk Factors and again in MD&A.

Prospectus Cover Page

6. As there is no assurance that you will in fact pay the minimum quarterly distribution you cite, and it is not required information under Item 501 of Regulation S-K, remove those numbers from the cover page.

7. Provide updated and current disclosure throughout the prospectus.
For example, update the status of your application with the New
York
Stock Exchange.

Prospectus Summary, page 1

8. We note your various claims of leadership, here and elsewhere in the prospectus. Provide with us objective support for those statements and claims. If you cannot provide such support, delete that language.

The Transactions, page 4

9. Provide cross-references to the more detail discussion we ask for under "Certain Relationships and Releated Transactions."



Risk Factors, page 14

10. In a number of places in the risk factor section you use phrases such as "materially adversely affected" or "negative impact." Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you give "no assurance of" or "cannot predict" a particular outcome, revise to state the risk plainly and directly.

We depend on key personnel...., page 20

11. If any of your "key personnel" are not under contract, revise to disclose this. Also, please indicate whether you carry key man insurance.

Our debt levels may limit our flexibility...., page 24

12. Please advise us as to your consideration of including a risk factor explaining that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

Use of Proceeds, page 32

13. Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and the borrowings under the current revolving credit facility and the new four-year senior secured credit agreement.

14. Indicate how you will utilize any funds remaining after you pay your indebtedness and the fees associated with this offering, where will you allocate the additional proceeds.

Cash Distribution Policy, page 35

15. Given that you are a new registrant and this offering conveys to potential investors that your initial quarterly distribution will be
$0.4125 per unit - an amount which appears to represent substantially all your available cash - we believe that you should provide a more detailed discussion about the policy and provide support for the stated distribution amount. Please accordingly revise this section, the Cash Available for Distribution section, and Appendix D. The revisions should clearly and fully convey:

* the background and effect of the cash distribution policy, including the initial distribution rate;
* your estimated cash available to pay distributions over the next four quarters;
* whether historically you had sufficient available cash to pay the stated distribution amount; and
* any assumptions and considerations related to the preceding disclosure.


General Partner Interest and Incentive Distribution Rights, page
35

16. Clarify which "distributions" you are referring to in the first sentence. Are they all distributions, including the quarterly distributions since inception or distributions made just prior to, or at the time of, liquidation?

17. Provide a cross-reference to more detailed discussion of the incentive distribution rights.

Subordination Period, page 37

18. This discussion is not clear to someone who is not already familiar with the filing. Revise it to make clear who holds the subordinated units, why their units are deemed to "subordinated" and the practical effect of the subordination period.

Management`s Discussion and Analysis..., page 49

Overview, page 49

Products and Operational Structure, page 49

19. We note your disclosure stating that your business is divided into the two categories of wholesale and commercial, and see that you have included separate financial information for these categories in the table on page 53. Tell us how you determined that similar disclosures were not required in your financial statements to comply with the guidance in SFAS 131.

Results of Operations, page 51

20. When you attribute changes in significant items to more than one
factor or element, breakdown and quantify the impact of each factor or
element. For example, if known or practicable, please breakdown
and
quantify the increase in refined petroleum product prices which helped
drive your sales increase in 2004. Please refer to FRC Section
501.04
for further guidance.

Competition, page 80

21. We note your statement that you face less competition in the residual oil markets because of the strategic locations of your storage facilities and bunkering assets. Please explain how your locations provide you with a competitive advantage.

Certain Relationships and Related Transactions, page 91

22. We note that you will enter into an Omnibus Agreement with certain members of the Slifka family and their affiliates who will agree not to compete with you under certain circumstances. If known or practicable, please disclose those circumstances under which the Slifka family and their affiliates may compete with you.

23. Provide a detailed discussion of the transactions cited under "The
Transactions" on page 4. Explain why you entered into each of the transactions and how you arrived at the terms for each piece.
We
note that they were not the result of arm`s length negotiations.

24. Disclose whether the transactions you list were on terms at least as favorable to you as could have been obtained from unaffiliated third parties as a result of arm`s length negotiations.

Underwriting, page 134

25. We note that your underwriters will engage in an electronic offer,
sale or distribution of the shares.  Please describe their
procedures
to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly
supplement
your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release Nos. 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the
Securities Act.  In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;
* how offers and final confirmations will be made; and
* the funding of an account and payment of the purchase price.

We may comment further.

26. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

27. Please provide the following information with respect to your directed unit program:

(a) Tell us the approximate percentage of common stock and dollar value you plan to offer in this program.

(b) Clarify the types and number of parties that will be able to participate in the program, including identifying whether any of these parties are venture capital firms.

(c) Provide a more detailed description of the Directed Unit
Program
and the mechanics of the offering.

(d) Specify the party or parties that will administer the program.

(e) Ensure that your beneficial ownership disclosure includes any shares of common stock that may be acquired within 60 days.

(f) Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(g) Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(h) Provide us with all materials sent and that you plan to send to potential direct unit participants.

(i) Describe in adequate detail any account funding requirements.

We may issue additional comments.

Forward-Looking Statements, page 140

28. Eliminate the suggestion that "will" identifies forward-looking statements.

Global Partners LP Unaudited Pro Forma Combined Financial
Statements,
page F-2

29. We note that you have prepared pro forma financial information as of and for the year ended December 31, 2004. However, since you are planning to record your reorganization of entities under common control on an historical cost basis, it would be appropriate to include pro forma information for all three years.





Global Companies LLC and Affiliates (Predecessor), page F-7

Combined Statements of Income, page F-8

30. It appears you have excluded depreciation and amortization from your cost of sales and gross profit measures. Although the separate presentation of multiple components of costs of sales is permissible under the guidance in SAB Topic 11:B, with appropriate disclosure, this accommodation does not extend to measures of gross profit.

Note 2 - Summary of Significant Accounting Policies, page F-13

Inventories, page F-13

We understand that you engage in inventory exchange agreements with unrelated third-party suppliers, under which you and they draw inventory from each other, and replace it at a later date. Although you state that these transactions are valued using current quoted market prices, there is no indication of how you are accounting for the differences between the fair values ascribed to these transactions, and the cost basis of inventory exchanged. Please expand your revenue recognition policy disclosure to address the accounting for your exchange transactions. Please also refer to the section of our February 11, 2005 industry letter relating to Buy/Sell
Arrangements, located on our website at
http://www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm,
and
provide any additional disclosure necessary, under the circumstances.
Part II

Exhibits

31. Please note that all exhibits are subject to our review.
Accordingly, with your next amendment, please file all omitted exhibits.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code:
20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	D. Delaney
	K. Hiller
      J. Wynn

      via facsimile

      Alan P. Baden
      Vinson & Elkins L.L.P.
            (212) 237-0100

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Mr. Edward J. Faneuil
Global Partners LP
June 9, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE